Exhibit 99.5

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	10:40 29-May-07
Number	3384X
  RNS Number: 3384X
Wolseley PLC
29 May 2007
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES
(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
WOLSELEY PLC
2. Reason for the notification (please state Yes/No): ( )
An acquisition or disposal of voting rights: (YES)
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )
An event changing the breakdown of voting rights: ( )
Other (please specify) : ( )
3. Full name of person(s) subject to the notification obligation:
LLOYDS TSB GROUP PLC
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached if different):
24/05/07
6. Date on which issuer notified:
25/05/07
7. Threshold(s) that is/are crossed or reached:
REACHED 6%
8. Notified details:
A: Voting rights attached to shares
Class/type of shares Situation previous to if possible using the the Triggering ISIN CODE transaction

	Number of shares	Number of voting Rights
0976402
ORD 25P	38,990,292	38,990,292

Resulting situation after the triggering transaction

Number of	Number of voting rights		% of voting rights
shares	Direct	Indirect	Direct	Indirect

39,988,524	30,100,312	9,888,212	4.563	1.499
B: Financial Instruments
Resulting situation after the triggering transaction

No. of voting
rights that may
Type of		Exercise	be acquired (if
financial	Expiration	conversion	the instrument is	% of voting
instrument	Date	Period/Date	exercised/converted)	rights
Total (A+B)

Number of voting rights	% of voting rights
39,988,524	6.063%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
30,099,312 shares are controlled by Scottish Widows Investment Partnership, part of Scottish Widows plc, a wholly owned subsidiary of Lloyds TSB Group plc
3,677,153 shares are controlled by Lloyds TSB Private Banking Ltd, part of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group plc
6,202,059 shares are controlled by Lloyds TSB Jersey Offshore, part of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group plc
10,000 shares are controlled by Lloyds TSB Registrars Ltd, part of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group plc
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name:
MARK J WHITE
15. Contact telephone number:
0118 929 8700
END
This information is provided by RNS
The company news service from the London Stock Exchange